UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-167479

KKR Financial Holdings LLC
(Exact name of registrant as specified in its charter)

555 California Street, 50th Floor San Francisco, CA 94104 415-315-3620
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.375% Series A LLC Preferred Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0(1)

Pursuant to the requirements of the Securities Exchange Act of 1934, KKR Financial Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 26, 2018	By:	/s/ NICOLE J. MACARCHUK
			Name:	Nicole J. Macarchuk
			Title:	General Counsel and Secretary

(1) On January 16, 2018, all of the securities covered by this Form that were then outstanding were redeemed and paid in full.